

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 31, 2016

<u>Via E-mail</u>
Warren M. Rehn
President and Chief Executive Officer
Golden Minerals Company
350 Indiana Street, Suite 800
Golden, Colorado

> **Re: Golden Minerals Company**
> **Form Schedule 14A**
> **Filed March 17, 2016**
> **File No. 001-13627**

Dear Mr. Rehn:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Ownership of Common Stock, page 9</u>

1. Please revise your filing to disclose the natural person(s) with voting and dispositive control of the shares attributed to The Sentient Group, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel, and
                                        Mining

cc: Deborah Friedman, Esq.
        Davis Graham & Stubbs LLP